

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 2, 2008

Iemrahn Hassen
Chief Financial Officer
Anooraq Resources Corporation
Suite 1020, 800 West Pinder Street
Vancouver, BC Canada V6C 2V6

> **Re:** **Anooraq Resources Corporation**
> **Form 20-F/A2**
> **Filed October 1, 2008**
> **Response Letter Filed October 1, 2008**
> **File No. 1-31930**

Dear Iemrahn Hassen:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief